						Exhibit 12.1
SITEL Worldwide Corporation
Computation of Ratio of Earnings to Fixed Charges

		Fiscal Year Ended December 31,
		2012	2011	2010	2009	2008
(dollars in thousands)

Fixed charges:
	Interest expense	79,077	68,430	64,611	51,493	78,290
	Capitalized expenses related to indebtedness	4,540	2,511	1,891	665	2,616
	Estimate of interest within rental expense	26,903	26,287	26,193	30,081	34,243
	Preference security dividend requirements	13,698	21,008	11,983	16,532	4,008

Total fixed charges (B)		124,218	118,236	104,678	98,771	119,157

(Loss) earnings before income taxes and non-controlling interest		(25,151)	(22,606)	(43,345)	(63,618)	(163,495)
Plus:	Fixed charges	124,218	118,236	104,678	98,771	119,157
Less:	Preference security dividend requirements	(13,698)	(21,008)	(11,983)	(16,532)	(4,008)
Earnings before income taxes, fixed charges and preference security dividend requirements (A)		85,369	74,622	49,350	18,621	(48,346)

Ratio of earnings to fixed charges (A/B)		0.7	0.6	0.5	0.2	(0.4)
Earnings deficiency to cover fixed charges		(38,849)	(43,614)	(55,328)	(80,150)	(167,503)